                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

COMMISSION FILE NUMBER 0-11688


A.       American Ecology Corporation Retirement Plan and Trust


B.       American Ecology Corporation
         805 W. Idaho Street Suite 200
         Boise, Idaho 83702





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                   American Ecology Corporation
                                                   Retirement Plan


Date:
     ------------------------                      -----------------------------
                                                   Robert S. Thorn
                                                   As Trustee for the Plan

                              FINANCIAL STATEMENTS

                                   ----------

                          AMERICAN ECOLOGY CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                                   AND TRUST


                                   ----------

                           DECEMBER 31, 1999 AND 1998

TABLE OF CONTENTS


                                                                                                      Page No.
                                                                                                      --------


INDEPENDENT AUDITORS' REPORT ...........................................................                  1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits.....................................                  2

    Statement of Changes in Net Assets Available
      for Benefits......................................................................                  3

    Notes to Financial Statements.......................................................                  4

SUPPLEMENTAL INFORMATION

    Schedule of Assets Held for Investment Purposes.....................................                 12

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings and Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes is presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BALUKOFF, LINDSTROM & CO., P.A.

June 1, 2000

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                         AND RETIREMENT PLAN AND TRUST
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998


                                                                                              1999             1998
                                                                                           -----------     -----------
ASSETS

Investments, at fair value                                                                 $10,732,643     $ 9,620,507

Participant loans                                                                              409,186         387,331
                                                                                           -----------     -----------

                                                                          TOTAL ASSETS      11,141,829      10,007,838


LIABILITIES                                                                                         --              --
                                                                                           -----------     -----------

                                                     NET ASSETS AVAILABLE FOR BENEFITS     $11,141,829     $10,007,838
                                                                                           ===========     ===========

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                         AND RETIREMENT PLAN AND TRUST
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1999


ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income
   Net appreciation in fair value of investments                           $ 1,934,623
   Interest                                                                     38,576
   Dividends                                                                    36,449
                                                                           -----------
                                                                             2,009,648
 Contributions
   Employer                                                                    176,230
   Employee                                                                    489,387
                                                                           -----------
                                                                               665,617

TOTAL ADDITIONS                                                              2,675,265

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
 Withdrawals and benefit payments                                            1,541,274
                                                                           -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                            1,133,991

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR                         10,007,838
                                                                           -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                             $11,141,829
                                                                           ===========

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                         AND RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation 401(k) Savings and Retirement Plan and Trust ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan. An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan.

Effective November 20, 1996, the administrative committee appointed Pinnacle Pension Service as plan administrator, Manulife Financial as recordkeeper of the plan, and Fleet Investment Advisors as the trustee of the Plan. As plan trustee, Fleet Investment Advisors has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Employee Contributions

Participants may defer up to 15 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions

The Company contributes a discretionary matching contribution, which is determined by the Employer. For 1999 and 1998 the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation. A discretionary profit sharing contribution, which is determined by the Company from time to time and is determined separately for union and non-union participants. Through February 1998, the Company contributed 5 percent of the employees' compensation that is not excess compensation plus 10 percent of the employees' excess compensation for union employees. These are non-elective contributions. The Company's matching contributions are subject to the vesting schedule detailed below.

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                         AND RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

Vesting

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

Union Employees (non-elective contributions):

                                                                          Percentage of
           Service                                                        Vested Interest
           -------                                                        ---------------
           1 year                                                                 20%
           2 years                                                                40%
           3 years                                                                60%
           4 years                                                                80%
           5 years or more                                                       100%

Non-Union (non-elective and matching) and Union Employees (matching contributions):


                                                                          Percentage of
           Service                                                        Vested Interest
           -------                                                        ---------------
           1 year                                                                20%
           2 years                                                               60%
           3 years or more                                                      100%

The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

Participant Accounts

Each participant's account is credited with the participant's elective deferral, the Company's discretionary contribution, and the Company's matching contribution. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of equity in each investment fund before allocation. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan.

Effective November 20, 1996, the Plan was amended to allow the Company to withdraw any excess forfeitures. As of December 31, 1999 and 1998 the Plan had unused forfeitures of $32,397 and $--, respectively. The Plan determined $32,397 of forfeitures was available to be returned to the Company during 1999.

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                         AND RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses

Expenses of administering the Plan are the responsibility of the Plan.

Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be 100% vested and nonforfeitable as of the effective date of the Plan termination.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment to the Participant Notes fund. Payments on loans are treated as a transfer from the Participants Notes fund to the investment fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 9.25% to 9.50%. Principal and interest is paid ratably through monthly payroll deductions.

Plan Amendments

As of February 1, 1997 the plan was amended to require an employer contribution equal to five percent of the compensation not in excess of the excess compensation of each union participant who is eligible under the Plan, plus ten percent of such compensation in excess of such union participant's excess compensation. Excess compensation is defined as compensation exceeding the social security taxable wage base in effect at the beginning of the Plan year.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998


During 1998 the Plan was amended for employer contributions for union employees to match the amount required by the union contract


Reclassifications

Certain reclassifications have been made to the 1998 financial statement presentation to correspond to the current year's format.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998



NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                                                               December 31,
                                                                                             -----------------
                                                                                              1999       1998
                                                                                             ------    -------
Guaranteed interest account with interest at rate in effect of date of contribution (rate of 4.55% as of December 31, 1998)
    maturing on December 31, 1998                                                            $    --   $44,974

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.65% as of December 31, 1999 and 4.55%
    as of December 31, 1998)
    maturing on December 31, 1999                                                              6,880     6,581

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.65% to 6.75% as of December 31, 1999 and 4.55%
    as of December 31, 1998)
    maturing on December 31, 2000                                                             27,355    26,075

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.65% to 6.75% as of December 31, 1999 and 4.55%
    as of December 31, 1998)
    maturing on December 31, 2001                                                             55,926     2,830

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.75% as of December 31, 1999 and 4.55%
    as of December 31, 1998)
    maturing on December 31, 2002                                                                824       868

Guaranteed interest account with interest at rate in effect at date of contribution (rate of 6.75% at December 31, 1999)
    maturing on December 31, 2003                                                              1,358        --

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.85% as of December 31, 1999 and 4.75%
    as of December 31, 1998)
    maturing on December 31, 2005                                                              3,803    11,721

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.85% as of December 31, 1999 and 4.75%
    as of December 31, 1998)
    maturing on December 31, 2006                                                              1,350     3,053

Guaranteed interest account with interest at rate in effect of date of contribution (rate of 6.85% as of December 31, 1999 and 4.75%
    as of December 31, 1998)
    maturing on December 31, 2007                                                                980     2,791

Guaranteed interest account with interest at rate in effect at date of contribution (rate of 6.85% at December 31, 1999)
    maturing on December 31, 2008                                                                488        --
                                                                                             -------   -------


                                                                                             $98,964   $98,893
                                                                                             =======   =======


NOTE D - INVESTMENTS

Investments in collective funds are held by the Trustee and are stated at fair value based on quoted market prices. At December 31, 1999 and 1998 investment balances that were individually greater than 5% of total investments were as follows:


           Fund                                                                   1999
           ----                                                                -----------
           Manulife Lifestyle Balanced                                    $        657,933
           Manulife Lifestyle Growth                                             1,892,375
           Manulife Lifestyle Aggressive                                           685,313
           Manulife Money Market                                                   722,204
           Fidelity Advisor Contrafund                                             673,171
           T. Rowe Price Science and Technology                                  1,467,266

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998


           Fund                                                                     1998
           ----                                                                -----------

           Manulife Lifestyle Balanced                                    $        730,923
           Manulife Lifestyle Growth                                             1,802,882
           Manulife Lifestyle Aggressive                                           754,254
           Manulife Money Market                                                   100,645
           Fidelity Advisor Contrafund                                             666,054
           T. Rowe Growth and Income                                               584,515
           Fidelity Advisor Growth Opportunity                                     570,368

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on those investments.

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 27, 1997 in which the Internal Revenue Service stated that the Plan, as originally adopted in September 7, 1988, and all amendments through November 26, 1996, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                            SUPPLEMENTAL INFORMATION

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1999

                                                                                                       (e) Current
    (a) (b) Identity of Issue                         (c) Description               (d) Cost                Value
    -------------------------                          --------------             -------------    ----------------
        Manulife Lifestyle                             Conservative               $          **    $       222,919

        Manulife Lifestyle                             Moderate                              **             45,469

        Manulife Lifestyle                             Balanced                              **            657,933

        Manulife Lifestyle                             Growth                                **          1,892,375

        Manulife Lifestyle                             Aggressive                            **            685,313

        Manulife GICS
          Maturing December 31, 1999,
            with interest rates of 5.55% to 5.66%                                            **              6,880
          Maturing December 31, 2000,
            with interest rates of 4.30% to 5.75%                                            **             27,355
          Maturing December 31, 2001,
            with interest rates of 4.55% to 6.42%                                            **             55,926
          Maturing December 31, 2002,
            with interest rates of 5.26% to 5.80%                                            **                824
          Maturing December 31, 2003,
            with interest rates of 5.45% to 5.78%                                            **              1,358
          Maturing December 31, 2005,
            with interest rates of 5.77% to 5.80%                                            **              3,803
          Maturing December 31, 2006,
            with interest rates of 6.05% to 6.60%                                            **              1,350
          Maturing December 31, 2007
            with interest rates of 5.41% to 5.85%                                            **                980
          Maturing December 31, 2008
            with interest rates of 5.15% to 6.01%                                            **                488

        Manulife Money Market                          Conservative                          **            722,204

        Vanguard                                       Short Term
                                                       Federal Portfolio                     **              1,139

        Manulife High-Quality
        Bond Fund                                      Bonds                                 **             26,338

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)
                                December 31, 1999


                                                                                                     (e) Current
    (a) (b) Identity of Issue                         (c) Description               (d) Cost             Value
    -------------------------                          --------------             -------------    ----------------
        T. Rowe Price                                  Fixed
        Spectrum Income                                Securities                            **             74,771

        Fidelity Institutional
        Retirement Services                            Advisor High Yield
        Company                                        Fund                                  **            133,435

        Fidelity Institutional
        Retirement Services                            Advisor Diversified
        Company                                        Capital Fund                          **             80,172

        Manulife Balanced                              Balanced Fund                         **             44,049

        T. Rowe Price
        Growth & Income                                Common Stock                          **            352,671

        Manulife Value Fund                            Guardian Trust                        **            164,058

        Manulife Mid-Cap
        Value Fund                                     Common/Preferred                      **             28,185

        Manulife Index Stock
        Fund                                           S&P's 500 Index                       **            418,555

        Manulife Capital Growth                        Stock Fund                            **            135,528

        Manulife Growth Plus                           Stock Fund                            **            149,900

        Manulife Selective
        Growth                                         Stock Fund                            **             86,985

        Fidelity Institutional
        Retirement Services                            Advisor Growth
        Company                                        Opportunities Fund                    **            442,816

        Manulife Equity
        Income Fund                                    Stock Fund                            **              8,363

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)
                                December 31, 1999


                                                                                                     (e) Current
    (a) (b) Identity of Issue                         (c) Description               (d) Cost             Value
    -------------------------                          --------------             -------------    ----------------


        Franklin Balance Sheet
        Investment Fund                                Stock Fund                            **             17,461

        Fidelity Institutional
        Retirement Services                            Advisor Contrafund                    **            673,171
        Company

        Templeton Funds, Inc.                          Foreign Fund                          **            117,944

        T. Rowe Price                                  International Stock                   **            138,653

        AIM Constellation                              Mid-cap Growth                        **            280,146

        PBHG                                           Growth Fund                           **            188,931

        Manulife Emerging
         Growth                                        Stock Fund                            **             67,355

        T. Rowe Price
        Science & Technology                           Fund                                  **          1,467,266

        Mutual Discovery
        Fund                                           Stock Fund                            **             22,380

        Templeton Developing
        Markets Plus                                   Foreign                               **            182,098

        Domini Social Equity Fund                      Stock Fund                            **            291,229

        Founders Growth Fund                           Stock Fund                            **             26,353

        Lord Abbett Developing
        Growth Fund                                    Stock Fund                            **             54,639

        Morgan Stanley
        Institutional Funds                            Growth Fund                           **            165,655

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                                December 31, 1999


                                                                                                     (e) Current
    (a) (b) Identity of Issue                         (c) Description               (d) Cost             Value
    -------------------------                          --------------             -------------    ----------------

        Janus
        Twenty Fund                                    Growth Fund                           **            285,804

        Janus
        Enterprise Fund                                Aggressive Growth                     **            110,014

        Franklin                                       Small Cap Growth                      **                796

        Borrower                                       Participant loans
                                                       9.25%-9.5%                            **            409,186

      * American Ecology
        Corporation                                    Common Stock                          **            170,606
                                                                                  -------------    ---------------

TOTAL ASSETS HELD FOR INVESTMENT
   PURPOSES                                                                       $          **    $    11,141,829
                                                                                  =============    ===============


*Known party in interest
**Participant directed, therefore, no costs disclosure is necessary.